Subject to Completion
             Preliminary Pricing Supplement dated January 16, 2004

PRICING SUPPLEMENT DATED: JANUARY   , 2004                      Rule 424(b)(3)
------------------------------------------                 File No. 333-109802
(To Prospectus Supplement and Prospectus dated November
26, 2003)
Pricing Supplement Number:


                           Merrill Lynch & Co., Inc.
                      Merrill Lynch CoreNotesSM, Series B
                  Due Nine Months or more from Date of Issue
                                 (the "Notes")
                                 ------------

     Investing in the Notes involves risks that are described in the "Risk Factors" section of this Pricing Supplement and the accompanying Prospectus Supplement.

Aggregate Principal Amount...........................     $

Stated Maturity Date.................................     February 1, 2014

Issue Price..........................................     100% of the principal amount

Original Issue Date..................................     January  , 2004

Interest Calculation.................................     Floating Rate Note

Day Count Convention.................................     Interest will be calculated by multiplying the principal amount of the
                                                          Notes by an interest factor. The interest factor for each day will be computed by dividing the interest rate applicable to each day by the actual number of days in the year.

Interest Rate Basis..................................     (2 x [(CPI(t) - CPI(t-12))/CPI(t-12)]) - Spread (as defined below)

                                                             but will not be less than the Minimum Interest Rate of 0.00%.

                                                          where:
                                                          CPI(t) equals the value of the Consumer Price Index (as defined herein)
                                                          for the third calendar month prior to but not including the month in which the applicable Interest Reset Date occurs, and CPI(t-12) equals the value of the Consumer Price Index for the fifteenth calendar month prior to but not including the month in which the applicable Interest
                                                          Reset Date occurs.

Spread...............................................     0.15% to 0.35%. The actual Spread will be determined on the date the
                                                          Notes are priced for initial sale to the public (the "Pricing Date") and disclosed in the final pricing supplement delivered in connection with sales of the Notes.

Spread Multiplier....................................     Not Applicable.

Initial Interest Rate................................     3.41% to 3.61% per annum. The actual Initial Interest Rate will be determined on the Pricing Date and disclosed in the final pricing supplement delivered in connection with sales of the Notes.

Maximum Interest Rate................................     8.00% to 9.00% per annum. The actual Maximum Interest Rate will be determined on the Pricing Date and disclosed in the final pricing supplement delivered in connection with sales of the Notes.



"CoreNotes" is a service mark of Merrill Lynch & Co., Inc.


Minimum Interest Rate................................     0.00% per annum.

Interest Payment Dates...............................     Monthly, on the 1st day of each month commencing March 1, 2004 and at maturity.

Interest Reset Dates.................................     Monthly, on the 1st day of each month commencing March 1, 2004.

Survivor's Option....................................     Yes.

CUSIP Number.........................................

Form of Notes........................................     Book-entry.

Denominations........................................     We will issue and sell the Notes in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Trustee..............................................     JPMorgan Chase Bank

Calculation Agent....................................     Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S")

                                                          All determinations made by the calculation agent will be at the sole discretion of the calculation agent and, absent manifest error, will be conclusive for all purposes and binding on Merrill Lynch & Co., Inc.
                                                          ("ML&Co.") and beneficial owners of the Notes.

                                                          All percentages resulting from any calculation on the Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards, e.g.,
                                                          9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655). All dollar amounts used in or resulting from this calculation will be rounded to the nearest cent with one-half cent being rounded upwards.

Proceeds to ML&Co....................................     $

Purchasing Agent.....................................     MLPF&S

Purchasing Agent's Discount..........................     $

                                 RISK FACTORS

     Your investment in the Notes involves certain risks. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the following discussion of risks, as well as the risk described in the accompanying prospectus supplement before deciding whether an investment in the Notes is suitable for you.


Structure Risks of Notes Indexed to the Consumer Price Index

     The interest payable on the Notes is indexed to the performance of the Consumer Price Index over twelve month periods. As a result, the possibility exists that you could receive little, or no, interest on a given Interest Payment Date. The Consumer Price Index is likely to increase only slightly or decrease over periods of deflation or little or no inflation. We have no control over a number of matters, including economic, financial and political events, that are important in determining the existence, magnitude and longevity of such events and their results. In recent years, values of certain indices such as the Consumer Price Index have been volatile and volatility may be expected in the future. However, past experience is not necessarily indicative of what may occur in the future.

                             CONSUMER PRICE INDEX

     The amount of interest payable on the Notes on each Interest Payment Date will be linked to changes in the Consumer Price Index. The "Consumer Price Index" for purposes of the Notes is the nonseasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor. The Consumer Price Index is expressed in relative terms in relation to the 1982-1984 time base reference period for which the level of Consumer Price Index was set at 100.0. The Consumer Price Index for any given month is published during the following month.

     The Consumer Price Index is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs. In calculating the Consumer Price Index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the Bureau of Labor Statistics to take into account changes in consumer expenditure patterns.

     The value of the Consumer Price Index for any given month will be the value reported on Bloomberg page CPURNSA or any successor service or successor page thereto. If such value for the Consumer Price Index is not available on a successor page or successor service such value will be determined in the sole discretion of the Calculation Agent.

     The following table sets forth the value of the Consumer Price Index from January 1998 to December 2003, as reported by the Bureau of Labor Statistics and reported on Bloomberg page CPURNSA. This historical data is presented for informational purposes only. Past movements of the Consumer Price Index is not necessarily indicative of future values.

--------------------- ------------------ -------------------- ------------------ ---------------- --------------- ----------------
                            1998                1999                2000              2001             2002            2003
                            ----                ----                ----              ----             ----            ----
--------------------- ------------------ -------------------- ------------------ ---------------- --------------- ----------------
January                     161.6               164.3               168.8             175.1           177.1            181.7
--------------------- ------------------ -------------------- ------------------ ---------------- --------------- ----------------
February                    161.9               164.5               169.8             175.8           177.8            183.1
--------------------- ------------------ -------------------- ------------------ ---------------- --------------- ----------------
March                       162.2               165.0               171.2             176.2           178.8            184.2
--------------------- ------------------ -------------------- ------------------ ---------------- --------------- ----------------
April                       162.5               166.2               171.3             176.9           179.8            183.8
--------------------- ------------------ -------------------- ------------------ ---------------- --------------- ----------------
May                         162.8               166.2               171.5             177.7           179.8            183.5
--------------------- ------------------ -------------------- ------------------ ---------------- --------------- ----------------
June                        163.0               166.2               172.4             178.0           179.9            183.7
--------------------- ------------------ -------------------- ------------------ ---------------- --------------- ----------------
July                        163.2               166.7               172.8             177.5           180.1            183.9
--------------------- ------------------ -------------------- ------------------ ---------------- --------------- ----------------
August                      163.4               167.1               172.8             177.5           180.7            184.6
--------------------- ------------------ -------------------- ------------------ ---------------- --------------- ----------------
September                   163.6               167.9               173.7             178.3           181.0            185.2
--------------------- ------------------ -------------------- ------------------ ---------------- --------------- ----------------
October                     164.0               168.2               174.0             177.7           181.3            185.0
--------------------- ------------------ -------------------- ------------------ ---------------- --------------- ----------------
November                    164.0               168.3               174.1             177.4           181.3            184.5
--------------------- ------------------ -------------------- ------------------ ---------------- --------------- ----------------
December                    163.9               168.3               174.0             176.7           180.9            184.3
--------------------- ------------------ -------------------- ------------------ ---------------- --------------- ----------------

     To illustrate the Interest Rate Basis applicable the Notes, assuming i) December 1, 2003 were an Interest Reset Date, ii) a Maximum Interest Rate of 8.80% and iii) a Spread of 0.25%, based on the historical information presented in the table above, the Interest Rate applicable to the Notes for such period would be 4.39%. In accordance with the formula used in determining the Interest Rate Basis, the September 2003 and September 2002 values of the Consumer Price Index were used in the calculating the above example.

                     UNITED STATES FEDERAL INCOME TAXATION

     Under the OID Regulations (as defined in the accompanying Prospectus Supplement), the Notes will be treated as providing for stated interest at a single objective rate.

     Prospective investors should consult the summary describing the principal U.S. federal income tax consequences of the ownership and disposition of the Notes contained in the section entitled "United States Federal Income Taxation" in the accompanying Prospectus Supplement.